UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K   ☐ Form 20-F   ☐  Form 11-K    ☐ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:    December 31, 2016

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Zynex, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

9990 Park Meadows Drive

Address of Principal Executive Office (Street and Number)

Lone Tree, Colorado 80124

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zynex, Inc. (the “Company”) is unable to file its Form 10-K for the year ended December 31, 2016 within the prescribed time period due the difficulty in assembling and obtaining required information. The Company intends to file the Form 10-K within the time period permitted by this extension.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas Sandgaard	(800)	495-6670
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to post net revenue increased 14% to $13,313,000 for 2016, compared to $11,641,000 for the year ended December 31, 2015. The increase was primarily due to increase in orders as a result of hiring additional sales representatives early in 2016.

The Company expects to report net income of $69,000 or less than one cent per share for the full year of 2016 compared to a net loss of $2.9 million in 2015 or nine cents per share.

Zynex, Inc.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 3, 2017	By:	/s/Thomas Sandgaard

Title: President, Chief Executive Officer, Principle Executive Officer, Chief Financial Officer, and Principle Financial Officer